--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]        Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and
333-122302.



--------------------------------------------------------------------------------

                                  ATTUNITY LTD



6-K Items

1. Press release re Attunity Closes $2 Million Private Placement dated January 25, 2005.

2. Press release re Attunity Reports 2004 Fourth Quarter and Year End Results dated January 25, 2005.

                                                                          ITEM 1

Press Release                                              Source: Attunity Ltd.

Attunity Closes $2 Million Private Placement

Tuesday January 25, 4:00 pm ET

WAKEFIELD, Mass.--(BUSINESS WIRE)--Jan. 25, 2005--Attunity, Ltd. (NASDAQ: ATTU -
News), a leading provider of enterprise data integration software, today announced that it has signed binding agreements with the WPG Software and Select Technology strategies for a $2 million private placement of its ordinary shares along with warrants to purchase its ordinary shares.

Pursuant to this agreement, Attunity agreed to sell 727,272 of its ordinary shares at $2.75 per share. The investors will also receive three-year warrants to purchase 290,909 ordinary shares at an exercise price of $2.75 per share. The proceeds will be used for working capital and other general corporate purposes.

"Expanding our visibility in the US institutional investment community is an important element of our corporate strategy and we are pleased to announce this transaction with a distinguished investment management firm," said Aki Ratner, CEO of Attunity.

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1,000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders including Oracle and HP who embed Attunity software into their products and solution offerings.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


-------------------
Contact:
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com

                                                                          ITEM 2

Press Release                                             Source: Attunity, Ltd.

Attunity Reports 2004 Fourth Quarter and Year End Results

Tuesday January 25, 4:00 pm ET

New Strategy Starting to Deliver Results

WAKEFIELD, Mass.--(BUSINESS WIRE)--Jan. 25, 2005--Attunity, Ltd. (NASDAQ: ATTU -
News), a leading provider of enterprise data integration software, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2004.

Total revenues for the fourth quarter 2004 were $4,415,000, an increase of 14.1% from total revenues of $3,869,000 in the third quarter of 2004 and an increase of 2.1% from total revenues of $4,320,000 in the fourth quarter of 2003. Net loss for the fourth quarter of 2004 was $1,130,000 or ($0.07) per share compared with a net loss of $2,656,000 or ($0.17) per share in the third quarter of 2004 and compared with a net loss of $2,581,000 or ($0.17) per share in the fourth quarter of 2003.

Total revenues for the year ending on December 31, 2004 were $17,637,000, an increase of 6.1% from total revenues of $16,617,000 in 2003. Net loss for the year was $4,040,000 or ($0.27) per share compared with a net loss for 2003 of $2,956,000 or $(0.20) per share.

In 2004 the company recorded a charge of $1,786,000 related to the termination of its CEO and other executives.

"We are very encouraged that the strategy we launched in September 2004 to make significant improvements in execution across the company has begun to yield the results we expected," said Aki Ratner, CEO of Attunity. "There are strong indications that our new sales strategies and better overall execution are showing positive effects in both direct and through indirect channels. This was a record quarter for license revenue and number of new customer wins in North America. Following this same successful model, we have begun to revamp the sales operation in EMEA and expect similar results in the upcoming quarters."

"We have also seen an improved efficiency working with channel partners and this past quarter closed end user opportunities together with Microsoft, Cognos, Business Objects, Hewlett Packard, Motorola, Attachmate, and Sunopsis. We are further expanding the market for our products through a new VAR agreement with a major vendor in the data movement and quality market."

"We are advancing on the implementation of our Information Utility vision to dramatically simplify the access, integration, delivery and usage of enterprise information on demand to business users. This quarter we released version 4.6 of the Attunity Connect, Stream and Federate products to further extend our leadership position and propel our growth as we address the burgeoning demand for real-time integration in the business intelligence market. We have also begun the development of an innovative new solution which will significantly expand our market reach and visibility. Although we are in the early stages, the feedback from our development partners representing Global 2000 enterprises has been very positive."

"As we continue to focus on growing our core business, the company is selling its non-core consulting operation in France for an immaterial amount. In 2004, this business had revenues of $2,684,000 with $95,000 of operating profit. We expect to close the transaction during the first quarter of 2005."

"I am very confident that our bold vision for Attunity in the Information Utility space and continuous focus on execution will provide continued improvement in both top and bottom line results," said Ratner.

Attunity Conference Call

The company has scheduled a conference call and simultaneous Webcast at 4:30 pm EDT on Tuesday January 25, 2005. To participate in the call, U.S. callers can dial 888-396-2356 and international callers can dial +1-617-847-8709 and entering the passcode 22677468 five minutes prior to the start time. The call will be available for replay through February 1, 2005 by dialing (888) 286-8010, or +1-617-801-6888, and entering the passcode 30233366. This call will also be broadcast live on www.attunity.com. An online replay will be available approximately two hours after the call.

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More then 1,000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

Safe Harbor Statement

Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity's new and existing products, and other factors and risks discussed in Attunity's Report on Form 20-F, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update information concerning its expectations.

ATTUNITY Ltd
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                     December December
                                                        31       31
                                                       2004     2003
                                                     -------- --------
ASSETS

Current Assets
       Cash and Cash Equivalents                    $  1,602 $  2,073
       Restricted Cash                                    73      902
       Short-Term Deposits                               115      120
       Marketable Securities                               -      200
       Trade Receivables, net                          2,667    2,845
       Severance Pay Fund                                249        -
       Other Receivables                               1,146    1,006
                                                     -------- --------

Total Current Assets                                   5,852    7,146
                                                     -------- --------

LONG TERM PREPAID EXPENSES                               123        -
                                                     -------- --------

SEVERANCE PAY FUND                                       698    1,592
                                                     -------- --------

PROPERTY and EQUIPMENT, net                              841      926
                                                     -------- --------

SOFTWARE DEVELOPMENT COSTS, net                        4,213    4,512
                                                     -------- --------

GOODWILL                                               6,200    6,036
                                                     -------- --------

DEFERRED EXPENSES, net                                   216        -
                                                     -------- --------

                                                     ----------------
                                                    $ 18,143 $ 20,212
                                                     -------- --------

LIABILITIES AND SHAREHOLDER EQUITY

CURRENT LIABILITIES
       Short-Term Bank Debt                         $      - $    206
       Current Maturities of Long-Term Loans              70      102
       Trade Payables                                    754      583
       Deferred Revenues                               2,298    2,090
       Employee and Payroll Accruals                   1,490    1,239
       Accrued Severance Pay                             285        -
       Accrued Expenses and other Liabilities          2,227    3,479
                                                     -------- --------

Total Current Liabilities                              7,124    7,699
                                                     -------- --------

LONG-TERM LIABILITIES
       Convertible Debt                                  277        -
       Long Term Debt                                     62       99
       Accrued Severance Pay                           1,008    1,941
                                                     -------- --------

Total Long-Term Liabilities                            1,347    2,040
                                                     -------- --------

SHAREHOLDERS' EQUITY
       Share Capital                                     539      525
       Additional Paid-In Capital                     89,618   86,504
       Accumulated Other Comprehensive Loss             (148)    (259)
       Accumulated Deficit                           (80,337) (76,297)
                                                     -------- --------

Total Shareholder's Equity                             9,672   10,473
                                                     -------- --------

                                                     ----------------
                                                     $ 18,143 $ 20,212
                                                     -------- --------

ATTUNITY Ltd
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per-share amounts)

                                         Year Ended      Three Months
                                         December 31        ended
                                                          December 31
                                         2004    2003    2004    2003
                                      --------------------------------
REVENUES

       Software Licenses               $7,258  $6,045  $1,698  $1,576
       Maintenance                      5,853   5,832   1,597   1,353
       Services                         4,526   4,740   1,120   1,391
                                      --------------------------------

                                       17,637  16,617   4,415   4,320
                                      --------------------------------

COST OF REVENUES
       Software Licenses                2,164   2,094     509     634
       Maintenance                      1,036     801     314     223
       Services                         4,253   4,184   1,085   1,091
       Impairment of Software
        Development Costs                   -   1,543       -   1,543
                                      --------------------------------

                                        7,453   8,622   1,908   3,491
                                      --------------------------------

GROSS PROFIT                           10,184   7,995   2,507     829
                                      --------------------------------

OPERATING EXPENSES
       Research & Development, net      1,475   1,491     464     420
       Selling & Marketing              7,878   5,938   2,211   1,617
       General & Administrative         2,580   2,749     634   1,023
       Costs in respect of Lawsuits         -     925       -     515
       Termination of Management &
        others                          1,786       -     141       -
                                      --------------------------------

                                      --------------------------------
       Total Operating Expenses        13,719  11,103   3,450   3,575
                                      --------------------------------

Operating Loss                         (3,535) (3,108)   (943) (2,746)

Other Income                              (40)      -     (40)      -
                                      --------------------------------

Loss before Financial Income, net      (3,495) (3,108)   (903) (2,746)

Financial Income (Expenses), net         (466)    236    (227)    186
                                      --------------------------------

Loss before Income Taxes               (3,961) (2,872) (1,130) (2,560)

Taxes on Income                           (79)    (84)      -     (21)
                                      --------------------------------

                                      --------------------------------
Net Loss                              $(4,040)$(2,956)$(1,130)$(2,581)
                                      --------------------------------

Basic Loss per Share                   $(0.27) $(0.20) $(0.07) $(0.17)
                                      --------------------------------

Number of shares used in computing per
Share amounts                          15,151  14,767  15,322  14,767

-----------------
Contact:
     Attunity
     Dan Potter, 781-213-5204
     dan.potter@attunity.com
     or
     Ofer Segev, 781-213-5203
     ofer.segev@attunity.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                            (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                            Chief Financial Officer


Date: January 26, 2005